Exhibit 99.1

COLLIERS INTERNATIONAL

GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter

September 30, 2019

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Three months		Nine months
	ended September 30		ended September 30
	2019	2018	2019	2018

Revenues	$736,883	$715,721	$2,117,523	$1,935,544

Cost of revenues (exclusive of depreciation and
amortization shown below)	477,365	472,079	1,382,933	1,265,104
Selling, general and administrative expenses	179,640	172,254	527,773	497,601
Depreciation	7,957	7,906	24,446	22,679
Amortization of intangible assets	14,878	15,255	44,835	32,624
Acquisition-related items (note 5)	8,867	6,271	18,765	14,265
Operating earnings	48,176	41,956	118,771	103,271

Interest expense, net	7,298	6,896	22,775	13,753
Other income, net (note 6)	(663)	(581)	(985)	(1,041)
Earnings before income tax	41,541	35,641	96,981	90,559

Income tax expense (note 7)	12,868	10,257	27,270	27,832
Net earnings	28,673	25,384	69,711	62,727

Non-controlling interest share of earnings	6,069	4,073	13,900	8,290
Non-controlling interest redemption increment (note 13)	(7,043)	5,125	919	9,439
Net earnings attributable to Company	$29,647	$16,186	$54,892	$44,998

Net earnings per common share (note 14)
Basic	$0.75	$0.41	$1.39	$1.15
Diluted	$0.74	$0.41	$1.37	$1.13

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(Unaudited)

(in thousands of US dollars)

	Three months		Nine months
	ended September 30		ended September 30
	2019	2018	2019	2018

Net earnings	$28,673	$25,384	$69,711	$62,727

Foreign currency translation gain (loss)	(3,847)	(4,402)	(3,901)	(11,491)
Unrealized gain (loss) on interest rate swaps, net of tax	(598)	290	(4,883)	1,747
Pension liability adjustments, net of tax	-	-	(4)	-
Comprehensive earnings	24,228	21,272	60,927	52,983

Less: Comprehensive earnings attributable to
non-controlling shareholders	2,707	9,295	18,336	21,522

Comprehensive earnings attributable to Company	$21,521	$11,977	$42,591	$31,461

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars)

	September 30, 2019	December 31, 2018
Assets
Current Assets
Cash and cash equivalents	$101,676	$127,032
Accounts receivable, net of allowance of $13,814 (December 31, 2018 -
$30,789)	322,643	455,232
Contract assets	29,931	99,468
Income tax recoverable	10,440	13,090
Prepaid expenses and other current assets (note 12)	139,869	65,491
	604,559	760,313

Other receivables	12,184	12,088
Contract assets	6,205	10,964
Other assets	62,878	60,713
Fixed assets	101,392	93,483
Operating lease right-of-use assets (note 8)	261,277	-
Deferred income tax, net	40,084	34,195
Intangible assets	463,753	497,930
Goodwill	887,583	887,894
	1,835,356	1,597,267
	$2,439,915	$2,357,580

Liabilities and shareholders' equity
Current Liabilities
Accounts payable and accrued expenses	$215,411	$251,375
Accrued compensation	363,180	469,563
Income taxes payable	11,360	30,034
Contract liabilities	26,252	28,773
Long-term debt - current (note 9)	6,507	1,834
Contingent acquisition consideration - current (note 12)	23,930	17,122
Operating lease liabilities (note 8)	69,551	-
	716,191	798,701

Long-term debt - non-current (note 9)	604,361	670,289
Contingent acquisition consideration (note 12)	65,381	76,743
Deferred rent	-	27,137
Operating lease liabilities (note 8)	225,060	-
Other liabilities	27,362	21,826
Deferred income tax, net	21,118	27,550
	943,282	823,545
Redeemable non-controlling interests (note 13)	323,362	343,361

Shareholders' equity
Common shares	435,809	415,805
Contributed surplus	59,193	54,717
Retained earnings (deficit)	31,162	(21,751)
Accumulated other comprehensive loss	(73,523)	(61,218)
Total Company shareholders' equity	452,641	387,553
Non-controlling interests	4,439	4,420
Total shareholders' equity	457,080	391,973
	$2,439,915	$2,357,580

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

Nine months ended September 30, 2019
	Common shares				Accumulated
	Issued and			Retained	other	Non-	Total
	outstanding		Contributed	earnings	comprehensive	controlling	shareholders'
	shares	Amount	surplus	(deficit)	loss	interests	equity
Balance, December 31, 2018	39,213,136	$415,805	$54,717	$(21,751)	$(61,218)	$4,420	$391,973

Net earnings	-	-	-	69,711	-	-	69,711
Pension liability adjustment,
net of tax	-	-	-	-	(4)	-	(4)
Foreign currency translation loss	-	-	-	-	(3,901)	-	(3,901)
Unrealized loss on interest rate
swaps, net of tax	-	-	-	-	(4,883)	-	(4,883)
Other comprehensive earnings
attributable to NCI	-	-	-	-	(3,517)	54	(3,463)
NCI share of earnings	-	-	-	(13,900)	-	1,705	(12,195)
NCI redemption increment	-	-	-	(919)	-	-	(919)
Distributions to NCI	-	-	-	-	-	(1,553)	(1,553)
Acquisition of businesses, net	-	-	-	-	-	(187)	(187)

Subsidiaries’ equity transactions	-	-	2,568	-	-	-	2,568

Subordinate Voting Shares:
Stock option expense	-	-	5,198	-	-	-	5,198
Stock options exercised	490,675	20,004	(3,290)	-	-	-	16,714
Dividends	-	-	-	(1,979)	-	-	(1,979)
Balance, September 30, 2019	39,703,811	$435,809	$59,193	$31,162	$(73,523)	$4,439	$457,080

Three months ended September 30, 2019
	Common shares				Accumulated
	Issued and			Retained	other	Non-	Total
	outstanding		Contributed	earnings	comprehensive	controlling	shareholders'
	shares	Amount	surplus	(deficit)	loss	interests	equity
Balance, June 30, 2019	39,584,811	$430,084	$58,784	$1,516	$(65,397)	$3,851	$428,838

Net earnings	-	-	-	28,672	-	-	28,672
Foreign currency translation loss	-	-	-	-	(3,847)	-	(3,847)
Unrealized loss on interest rate
swaps, net of tax	-	-	-	-	(598)	-	(598)
Other comprehensive earnings
attributable to NCI	-	-	-	-	(3,681)	(148)	(3,829)
NCI share of earnings	-	-	-	(6,069)	-	773	(5,296)
NCI redemption increment	-	-	-	7,043	-	-	7,043
Distributions to NCI	-	-	-	-	-	(58)	(58)
Acquisition of businesses, net	-	-	-	-	-	21	21

Subsidiaries’ equity transactions	-	-	12	-	-	-	12

Subordinate Voting Shares:
Stock option expense	-	-	1,558	-	-	-	1,558
Stock options exercised	119,000	5,725	(1,161)	-	-	-	4,564
Balance, September 30, 2019	39,703,811	$435,809	$59,193	$31,162	$(73,523)	$4,439	$457,080

Nine months ended September 30, 2018
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity
Balance, December 31, 2017	38,934,161	$406,984	$50,219	$(115,489)	$(43,157)	$4,457	$303,014

Net earnings	-	-	-	62,727	-	-	62,727
Foreign currency translation loss	-	-	-	-	(11,491)	-	(11,491)
Unrealized gain on interest rate
swaps, net of tax	-	-	-	-	1,747	-	1,747
Other comprehensive earnings
attributable to NCI	-	-	-	-	(3,793)	109	(3,684)
NCI share of earnings	-	-	-	(8,290)	-	991	(7,299)
NCI redemption increment	-	-	-	(9,439)	-	-	(9,439)
Distributions to NCI	-	-	-	-	-	(1,795)	(1,795)
Acquisition of businesses, net	-	-	-	-	-	(220)	(220)

Subsidiaries’ equity transactions	-	-	(23)	-	-	-	(23)

Subordinate Voting Shares:
Stock option expense	-	-	4,978	-	-	-	4,978
Stock options exercised	266,475	8,415	(1,350)	-	-	-	7,065
Dividends	-	-	-	(1,960)	-	-	(1,960)
Balance, September 30, 2018	39,200,636	$415,399	$53,824	$(72,451)	$(56,694)	$3,542	$343,620

Three months ended September 30, 2018
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity
Balance, June 30, 2018	39,194,786	$415,302	$52,464	$(88,637)	$(52,486)	$3,579	$330,222

Net earnings	-	-	-	25,384	-	-	25,384
Foreign currency translation loss	-	-	-	-	(4,402)	-	(4,402)
Unrealized gain on interest rate
swaps, net of tax	-	-	-	-	290	-	290
Other comprehensive earnings
attributable to NCI	-	-	-	-	(96)	40	(56)
NCI share of earnings	-	-	-	(4,073)	-	391	(3,682)
NCI redemption increment	-	-	-	(5,125)	-	-	(5,125)
Distributions to NCI	-	-	-	-	-	(468)	(468)

Subordinate Voting Shares:
Stock option expense	-	-	1,277	-	-	-	1,277
Stock options exercised	5,850	97	83	-	-	-	180
Balance, September 30, 2018	39,200,636	$415,399	$53,824	$(72,451)	$(56,694)	$3,542	$343,620

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018
Cash provided by (used in)

Operating activities
Net earnings	$28,673	$25,384	$69,711	$62,727

Items not affecting cash:
Depreciation and amortization	22,835	23,161	69,281	55,303
Deferred income tax	(2,941)	1,406	(9,985)	2,805
Earnings from equity method investments	(480)	(428)	(1,220)	(997)
Stock option expense	1,558	1,277	5,199	4,978
Allowance for uncollectible accounts receivable	3,272	2,098	5,490	3,869
Amortization of advisor loans	5,216	4,671	15,282	12,753
Other	1,291	2,945	16,748	6,503

Net changes from operating assets / liabilities
Accounts receivable	(7,487)	(26,979)	9,810	11,678
Contract assets	2,284	(4,559)	7,055	5,115
Prepaid expenses and other current assets	(6,222)	(2,100)	(16,597)	(7,401)
Accounts payable and accrued expenses	9,617	1,067	(54,939)	(34,944)
Accrued compensation	35,923	63,401	(107,315)	(53,177)
Contract liabilities	(6,640)	9,742	(2,597)	4,447
Other liabilities	1,716	(1,380)	5,280	(923)

Contingent acquisition consideration paid	(499)	(1,509)	(5,712)	(4,365)
Sale proceeds from AR Facility, net of repurchases (note 10)	(1,730)	-	117,695	-
Net cash provided by operating activities	86,386	98,197	123,186	68,371

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	-	(476,108)	(23,677)	(574,688)
Disposition of business, net of cash disposed (note 4)	-	17,287	-	17,287
Purchases of fixed assets	(7,245)	(7,571)	(31,309)	(21,561)
Advisor loans issued	(4,292)	(4,499)	(15,198)	(20,008)
Cash collections of AR Facility deferred purchase price	7,827	-	15,164	-
Other investing activities	(19)	586	(4,715)	(1,865)
Net cash used in investing activities	(3,729)	(470,305)	(59,735)	(600,835)

Financing activities
Increase in long-term debt	74,982	489,544	394,595	949,411
Repayment of long-term debt	(145,106)	(87,637)	(443,295)	(620,081)
Issuance of senior notes	-	-	-	244,938
Purchase of non-controlling interests, net	(4,063)	-	(10,828)	(73)
Contingent acquisition consideration paid	(302)	(7,760)	(8,696)	(15,503)
Proceeds received on exercise of options	4,564	180	16,714	7,064
Dividends paid to common shareholders	(1,979)	(1,959)	(3,940)	(3,906)
Distributions paid to non-controlling interests	(8,294)	(3,544)	(27,851)	(16,147)
Financing fees paid	114	(1,225)	(1,243)	(3,055)
Net cash provided by (used in) financing activities	(80,084)	387,599	(84,544)	542,648

Effect of exchange rate changes on cash	(2,989)	(5,000)	(4,263)	(3,970)

Increase (decrease) in cash and cash equivalents	(416)	10,491	(25,356)	6,214

Cash and cash equivalents, beginning of period	102,092	104,246	127,032	108,523

Cash and cash equivalents, end of period	$101,676	$114,737	$101,676	$114,737

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate services to corporate and institutional clients in 35 countries around the world (68 countries including affiliates and franchisees). Colliers’ primary services are outsourcing and advisory services, lease brokerage, sales brokerage and investment management. Operationally, Colliers is organized into four distinct segments: Americas; Europe, Middle East and Africa (“EMEA”); Asia and Australasia (“Asia Pacific”) and Investment Management (“IM”).

2.       SUMMARY OF PRESENTATION – These unaudited Interim Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with disclosure requirements for the presentation of interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These Financial Statements should be read in conjunction with the audited consolidated financial statements of Colliers for the year ended December 31, 2018.

In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at September 30, 2019 and the results of operations and its cash flows for the three and nine month periods ended September 30, 2019 and 2018. All such adjustments are of a normal recurring nature. The results of operations for the nine month period ended September 30, 2019 are not necessarily indicative of the results to be expected for the year ending December 31, 2019.

Prior year comparatives in relation to accounts payable and accrued expenses, accrued compensation and contract liabilities on the consolidated balance sheets and consolidated statements of cash flows have been restated to better reflect the classification of certain liabilities and to improve comparability with 2019. The amounts have no net impact on current liabilities or operating cash flows.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements of Colliers, except as noted in notes 3, 10 and 12. The accounting policy for leases is shown below and the accounting for the accounts receivable facility is shown in notes 10 and 12.

Leases

The Company is (i) a lessee in relation to premises and equipment and (ii) acts as a lessor in relation to certain premises that it owns or leases from third parties.

(a)	As a lessee

The Company recognizes an operating lease right-of-use (“ROU”) asset and a lease liability on the consolidated balance sheet at the lease commencement date. Operating lease ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term adjusted for lease pre-payments and lease incentives. After the commencement date any modifications to the leasing arrangement are assessed and the ROU asset and lease liability are remeasured to recognize modifications to the lease term or fixed payments. As most of the Company’s leases do not provide an implicit rate, the incremental borrowing rate based on the information available at commencement date is used to determine the present value of lease payments. The Company uses the implicit rate when readily determinable. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating leases ROU assets are amortized to selling, general and administrative expenses (“SG&A”) straight-line over the lease term.

Finance leases are included in fixed assets and long-term debt on the consolidated balance sheet. Finance lease assets are depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of lease term.

Variable lease payments and variable payments related to non-lease components are recorded to SG&A as incurred. Variable lease payments include amounts related to changes in payments associated with changes in an index or rate but which are not also associated with a remeasurement of the lease liability.

The Company has operating lease agreements with lease and non-lease components, and the Company has elected to apply the practical expedient to not separate lease and nonlease components and therefore the ROU assets and lease liabilities include payments related to services included in the lease agreement. Additionally, for certain leases the Company has elected to group leases that commence at the same time and where accounting does not materially differ from accounting for the leases individually as a portfolio of leases.

The Company has elected not to recognize ROU assets and lease liabilities for leases that have a term of twelve months or less. Similarly, the Company will be applying the practical expedient to not recognize assets or liabilities related to a business combination when the acquired lease has a remaining term of twelve months or less at the acquisition date. The payments associated with these leases are recorded to SG&A on a straight-line basis over the remaining lease term.

(b)	As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. To classify each lease the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. All of the Company’s lessor arrangements are classified as operating leases.

When the Company is a sublessor, it accounts for its interests in the head lease and the sublease separately. It assesses the lessor classification of a sublease with reference to the underlying asset rather than with reference to the right-of-use asset. The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as other revenue.

3.       IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Recently adopted accounting guidance

Leases

The Financial Accounting Standards Board (“FASB”) has issued two Accounting Standards Updates (“ASU”) related to leases (collectively, “ASC 842”). In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures is required.

In July 2018, the FASB issued ASU No. 2018-11, Codification Improvements to Topic 842, Leases. This ASU affects narrow aspects of the guidance issued in ASU 2016-02 providing an additional (and optional) alternative transition method to adopt the new leases standard. Under this transition method, an entity initially applies ASC 842 at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The Company has adopted ASC 842 effective January 1, 2019, with the election of the new optional transition method offered under ASU 2018-11 to apply the new lease standard at the adoption date without restating comparative figures. Therefore, the comparative information has not been restated and continues to be reported under previous GAAP. In transitioning to ASC 842, the Company has also elected to apply the practical expedient package which permits the Company to (i) not reassess whether expired or existing contracts are or contain leases, (ii) not reassess the lease classification between operating and finance leases for any expired or existing leases and (iii) not reassess initial direct costs for any existing leases.

The most significant impact is the increase in operating lease right-of-use assets and operating lease liabilities. A summary of the adjustments to the Company’s consolidated balance sheet as at adoption on January 1, 2019 were as follows:

	December 31, 2018	ASC 842 adjustment	January 1, 2019
Balance sheet

Accounts receivable, net of allowance	$455,232	$1,174	$456,406
Prepaid expenses and other current assets	65,491	(1,477)	64,014
Operating lease right-of-use assets	-	274,696	274,696
Accounts payable and accrued expenses	251,375	(6,177)	245,198
Operating lease liabilities (current)		59,831	59,831
Deferred rent	27,137	(27,137)	-
Operating lease liabilities (non-current)	-	247,876	247,876

Related balance sheet ratios were also impacted; however, covenant ratio calculations under the Company’s Revolving Credit Facility and Senior Notes were not impacted, as the underlying debt agreements contain provisions that nullify the impact of changes in accounting standards. See notes 2 and 8 for further details on leases.

Hedging activities

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which increases the scope of hedge accounting for both financial and nonfinancial strategies. The Company adopted the new standard effective January 1, 2019 with no material impact on the Financial Statements. The Company’s interest rate swaps are accounted for as cash flow hedges, are deemed to be effective as hedges and are reported in other comprehensive income.

Recently issued accounting guidance, not yet adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses. This ASU creates a new framework to evaluate financial instruments, such as trade receivables, for expected credit losses. This new framework replaces the existing incurred loss approach and is expected to result in more timely recognition of credit losses. The standard is effective for annual and interim periods beginning after December 15, 2019. The Company is currently assessing the impact of this ASU on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard is effective for annual and interim periods beginning after December 15, 2019. The Company is currently assessing the impact of this ASU on its consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This ASU provides an option to reclassify stranded tax effects within accumulated other comprehensive income to retained earnings in each period in which the effect of the change in the US federal corporate income tax rate (or portion thereof) is recorded. The standard is effective for annual and interim periods beginning after December 15, 2019. The Company is currently assessing the impact of this ASU on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40). This ASU aligns the capitalizing of implementation costs incurred in relation to a hosting arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. It also requires these capitalized costs to be expensed over the term of the hosting arrangement and to the same line as the hosting arrangement. The standard is effective for annual and interim periods beginning after December 15, 2019. The Company is currently assessing the impact of this ASU on its consolidated financial statements.

4.       ACQUISITIONS – During the nine months ended September 30, 2019, the Company acquired controlling interests in three businesses, two operating in Americas (Virginia; North Carolina) and one operating in EMEA (Sweden). The acquisition date fair value of consideration transferred consisted of $22,875 in cash (net of cash acquired of $3,571). The Company acquired $2,284 of net assets, excluding cash, and recognized goodwill of $12,502, intangible assets of $15,607 and redeemable non-controlling interest of $7,518 in its preliminary purchase price allocation.

The primary factors contributing to goodwill are assembled workforces, synergies with existing operations and future growth prospects. Acquired intangible assets consist of customer relationships, revenue backlog and property management contracts with estimated useful lives ranging from 3 months to 15 years. These acquisitions were accounted for by the acquisition method of accounting for business combinations.

During the nine months ended September 30, 2018, the Company acquired controlling interests in ten businesses for cash consideration of $574,688 (net of cash acquired of $18,472) and contingent consideration of $56,871.

The Company typically structures its business acquisitions to include contingent consideration. Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified revenue or earnings level and (iii) the actual revenue or earnings for the contingency period. If the acquired business does not achieve the specified revenue or earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value on the acquisition date and is re-measured to fair value each subsequent reporting period. The fair value recorded on the consolidated balance sheet as at September 30, 2019 was $89,310 (see note 12). The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as of September 30, 2019 was $19,759. The estimated range of outcomes (undiscounted) for all contingent consideration arrangements, including those with an element of compensation, is $168,294 to a maximum of $197,993. The contingencies will expire during the period extending to May 2023.

5.       ACQUISITION-RELATED ITEMS - Acquisition-related expense is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018

Transaction costs	$984	$3,462	$3,282	$8,401
Contingent consideration fair value adjustments	5,248	302	6,106	(35)
Contingent consideration compensation expense	2,635	2,507	9,377	5,899
	$8,867	$6,271	$18,765	$14,265

6.      OTHER EXPENSE (INCOME) - Other expense (income) is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018

(Gain) loss on investments	$4	$(96)	$(88)	$(177)
Fair value adjustment on DPP (note 10)	6	-	461	-
Equity earnings from non-consolidated investments	(480)	(428)	(1,220)	(997)
Other	(193)	(57)	(138)	133
	$(663)	$(581)	$(985)	$(1,041)

7.       INCOME TAX – The provision for income tax for the nine months ended September 30, 2019 reflected an effective tax rate of 28.1% (2018 - 30.7%) relative to the combined statutory rate of approximately 26.5% (2018 - 26.5%). The income tax rate of both the current period and prior period was impacted by the foreign tax rate differential, non-deductible expenses and non-deductible contingent acquisition consideration. The effective income tax rate of the current period was also reduced by the tax effect of non-wholly owned flow through entities.

8.       LEASES – The Company enters into premise leases and equipment leases as a lessee.

a)	Premise leases

The Company leases office space where the remaining lease term ranges from less than one year to eleven years. Leases generally include an initial contract term but some leases include an option to renew the lease for additional period at the end of this initial term. These renewal periods range in length up to a period equivalent to the initial term of the lease. All of the Company’s premise leases are classified as operating leases.

b)	Equipment leases

The Company leases certain equipment in its operations, including furniture and equipment, computer equipment and vehicles. Equipment leases may consist of operating leases or finance leases based upon the assessment of the facts at the commencement date of the lease. The remaining lease terms for equipment leases range from one year to five years. Certain leases may have the option to extend the leases for a short period or to purchase the asset at the end of the lease term.

The components of lease expense were as follows:

	Three months ended	Nine months ended
	September 30	September 30
	2019	2019

Operating lease cost	$19,633	$57,950
Finance lease cost
Amortization of right-of-use assets	181	650
Interest on lease liabilities	6	16
Variable lease cost	6,401	19,469
Short term lease cost	1,143	3,638

Total lease expense	$27,364	$81,723

Sublease revenues	(1,569)	(2,842)
Total lease cost, net of sublease revenues	$25,795	$78,881

Supplemental information related to leases was as follows:

Nine months ended
September 30
2019

Right-of-use assets obtained in exchange for lease obligations:
Operating leases recognized on transition to ASC 842	$274,696
Operating leases commencing in 2019	29,083
Finance leases	311

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$(59,144)
Operating cash flows from finance leases	(16)
Financing cash flows from finance leases	(693)

Supplemental balance sheet information related to leases was as follows:

As at September 30, 2019

Operating leases
Operating lease right-of-use assets	$261,277
Operating lease liabilities - current	$(69,551)
Operating lease liabilities - non-current	(225,060)
Total operating lease liabilities	$(294,611)

Finance leases
Fixed assets, gross	$5,657
Accumulated depreciation	(4,696)
Fixed assets, net	$961

Long-term debt - current	$(583)
Long-term debt - non-current	(338)
Total finance lease liabilities	$(921)

Maturities of lease liabilities were as follows:

	One year	Two years	Three years	Four years	Five years	Thereafter	Total

Operating leases	$77,450	$64,589	$53,241	$40,756	$32,087	$56,432	$324,555

Present value of operating lease liabilities							294,611
Difference between undiscounted cash flows and discounted cash flows							$29,944

Finance leases	$585	$272	$105	$1	$-	$-	$963

Present value of finance lease liabilities							921
Difference between undiscounted cash flows and discounted cash flows							$42

September 30
2019

Weighted average remaining lease term
Operating leases	5.5 years
Finance leases	1.9 years

Weighted average discount rate
Operating leases	3.4%
Finance leases	1.5%

As of September 30, 2019, the Company has additional operating leases, primarily for premises, that have not yet commenced of $32,153. These operating leases will commence within the next twelve months and have lease terms ranging from three to eleven years.

As previously disclosed in the audited consolidated financial statements for the year ended December 31, 2018 and in accordance with ASC 840, Leases, the minimum operating lease payments due in each of the next five years and thereafter are presented in the following table.

2019	$86,376
2020	76,169
2021	62,171
2022	51,011
2023	38,103
Thereafter	97,631
$411,461

9.       LONG-TERM DEBT – On April 4, 2019, the Company entered into an amended and restated credit agreement with a syndicate of banks to provide a multi-currency senior unsecured revolving credit facility (the “Revolving Credit Facility”) of $1,000,000. The Revolving Credit Facility has a 5-year term ending April 30, 2024 and bears interest at an applicable margin of 1.25% to 2.50% over floating reference rates, depending on financial leverage ratios. The weighted average interest rate for the nine months ended September 30, 2019 was 3.4% (2018 - 3.0%). The Revolving Credit Facility had $616,879 of available un-drawn credit as at September 30, 2019. As of September 30, 2019, letters of credit in the amount of $7,237 were outstanding ($7,715 as at September 30, 2018). The Revolving Credit Facility requires a commitment fee of 0.25% to 0.5% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Revolving Credit Facility by up to $250,000 on the same terms and conditions.

The Company has outstanding €210,000 of senior unsecured notes with a fixed interest rate of 2.23% (the “Senior Notes”), which are held by a group of institutional investors. The Senior Notes have a 10-year term ending May 30, 2028.

The Revolving Credit Facility and the Senior Notes rank equally in terms of seniority and have similar financial covenants. The Company is required to maintain financial covenants including leverage and interest coverage. The Company was in compliance with these covenants as of September 30, 2019. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

10.       AR FACILITY – On April 12, 2019, the Company established a structured accounts receivable facility (the “AR Facility”) with committed availability of $125,000 and an initial term of 364 days, unless extended or an earlier termination event occurs. Under the AR Facility, certain of the Company's subsidiaries continuously sell trade accounts receivable and contract assets (the “Receivables”) to wholly owned special purpose entities at fair market value. The special purpose entities then sell 100% of the Receivables to a third-party financial institution (the “Purchaser”). Although the special purpose entities are wholly owned subsidiaries of the Company, they are separate legal entities with their own separate creditors who will be entitled, upon their liquidation, to be satisfied out of their assets prior to any assets or value in such special purpose entities becoming available to their equity holders and their assets are not available to pay other creditors of the Company. As of September 30, 2019 the Company had drawn $117,695 of the committed capacity, the proceeds of which were used to repay outstanding indebtedness under the Revolving Credit Facility.

All transactions under the AR Facility are accounted for as a true sale in accordance with ASC 860, Transfers and Servicing (“ASC 860”). Following the sale and transfer of the Receivables to the Purchaser, the Receivables are legally isolated from the Company and its subsidiaries, and the Company sells, conveys, transfers and assigns to the Purchaser all its rights, title and interest in the Receivables. Receivables sold are derecognized from the consolidated balance sheet. The Company continues to service, administer and collect the Receivables on behalf of the Purchaser, and recognizes a servicing liability in accordance with ASC 860. The Company has elected the amortization method for subsequent measurement of the servicing liability, which is assessed for impairment or increased obligation at each reporting date. As of September 30, 2019, the servicing liability was nil.

Under the AR Facility, the Company receives a cash payment and a deferred purchase price (“DPP”) for sold Receivables. The DPP is paid to the Company in cash on behalf of the Purchaser as the Receivables are collected; however, due to the revolving nature of the AR Facility, cash collected from the Company's customers is reinvested by the Purchaser monthly in new Receivable purchases under the AR Facility. From inception, up to September 30, 2019, Receivables sold under the AR Facility were $683,958 and cash collections from customers on Receivables sold were $512,684, all of which were reinvested in new Receivables purchases and are included in cash flows from operating activities in the consolidated statement of cash flows. As of September 30, 2019, the outstanding principal on trade accounts receivable, net of Allowance for Doubtful Accounts, sold under the AR Facility was $103,383; and the outstanding principal on contract assets, current and non-current, sold under the AR Facility was $77,733. See note 12 for fair value information on the DPP.

For the nine months ended September 30, 2019, the Company recognized a loss related to Receivables sold of $461 that was recorded in other expense in the consolidated statement of earnings. Based on the Company’s collection history, the fair value of the Receivables sold subsequent to the initial sale approximates carrying value.

The non-cash investing activities associated with the DPP for the nine months ended September 30, 2019 were $78,040.

11.       VARIABLE INTEREST ENTITIES – The Company holds variable interests in certain Variable Interest Entities (“VIE”) in its Investment Management segment which are not consolidated as it was determined that the Company is not the primary beneficiary. The Company’s involvement with these entities is in the form of equity co-investments (typically 1%-2%) and fee arrangements.

The following table provides the maximum exposure to loss related to the VIEs which are not consolidated:

	September 30, 2019	December 31, 2018
Investments in unconsolidated subsidiaries	$1,259	$-
Co-investment commitments	8,736	-
Maximum exposure to loss	$9,995	$-

12.       FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2019:

	Carrying value at	Fair value measurements
	September 30, 2019	Level 1	Level 2	Level 3

Assets
Deferred Purchase Price on AR Facility	$62,877	$-	$-	$62,877
Investments in equity securities	9,351	3,883	5,468	-
Investments in debt securities	150	-	-	150

Liabilities
Contingent consideration liability	$89,310	$-	$-	$89,310
Interest rate swap liability	5,718	-	5,718	-

The Company recorded a DPP under its AR Facility upon the initial sale of Receivables. The DPP represents the difference between the fair value of the Receivables sold and the cash purchase price and is recognized at fair value as part of the sale transaction. The DPP is remeasured each reporting period in order to account for activity during the period, including the seller’s interest in any newly transferred Receivables, collections on previously transferred Receivables attributable to the DPP and changes in estimates for credit losses. Changes in the DPP attributed to changes in estimates for credit losses are expected to be immaterial, as the underlying Receivables are short-term and of high credit quality. The DPP is valued using Level 3 inputs, primarily discounted cash flows, with the significant inputs being discount rates ranging from 2.5% to 4.0% depending on the aging of the Receivables. See note 10 for information on the AR Facility.

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 3.0% to 8.5%, with a weighted average of 5.3%). The wide range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is data point concentration at the 3.8% and 8.2% levels. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $4,000.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2019
Balance, January 1	$93,865
Fair value adjustments	6,106
Resolved and settled in cash	(10,111)
Other	(550)
Balance, September 30	$89,310

Less: Current portion	23,930
Non-current portion	$65,380

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates.

	September 30, 2019		December 31, 2018
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$12,184	$12,184	$12,088	$12,088
Advisor loans receivable (non-current)	45,494	45,494	46,661	46,661
Long-term debt, excluding Senior Notes (non-current)	375,847	375,847	430,712	430,712
Senior Notes	228,176	252,370	239,577	268,838

13.       REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2019

Balance, January 1	$343,361
RNCI share of earnings	12,193
RNCI redemption increment	919
Distributions paid to RNCI	(27,264)
Purchase of interests from RNCI, net	(13,365)
RNCI recognized on business acquisitions	7,518
Balance, September 30	$323,362

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of September 30, 2019 was $292,626 (September 30, 2018 - $295,842). The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at September 30, 2019, approximately 4,100,000 such shares would be issued.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

14.       NET EARNINGS PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Nine months ended
(in thousands)	September 30		September 30
	2019	2018	2019	2018

Basic shares	39,608	39,198	39,481	39,139
Assumed exercise of Company stock options	421	736	457	682
Diluted shares	40,029	39,934	39,938	39,821

15.       STOCK-BASED COMPENSATION – The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its Chairman & CEO who has a Long Term Arrangement as described in note 16. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at September 30, 2019, there were 1,317,500 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.

There were 515,000 stock options granted during the nine months ended September 30, 2019 (2018 - 455,000). Stock option activity for the nine months ended September 30, 2019 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	1,897,425	$45.08
Granted	515,000	68.28
Exercised	(490,675)	34.06
Forfeited	(211,000)	61.31
Shares issuable under options -
End of period	1,710,750	$53.23	2.73	$37,337
Options exercisable - End of period	729,375	$43.78	1.79	$22,804

The amount of compensation expense recorded in the statement of earnings for the nine months ended September 30, 2019 was $5,199 (2018 - $4,978). As of September 30, 2019, there was $8,169 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the nine month period ended September 30, 2019, the fair value of options vested was $5,606 (2018 - $4,239).

16.       CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Pursuant to an agreement approved in February 2004 and restated on June 1, 2015, the Company agreed that it will make payments to Jay S. Hennick, its Chairman & Chief Executive Officer (“CEO”), that are contingent upon the arm’s length acquisition of control of the Company or upon a distribution of the Company’s assets to shareholders. The payment amounts will be determined with reference to the price per Subordinate Voting Share received by shareholders upon an arm’s length sale or upon a distribution of assets. The right to receive the payments may be transferred among members of the Chairman & CEO’s family, their holding companies and trusts. The agreement provides for the Chairman & CEO to receive each of the following two payments. The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate and Multiple Voting Shares minus a base price of C$3.324. The second payment is an amount equal to 5% of the product of (i) the total number of shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate Voting Shares minus a base price of C$6.472. Assuming an arm’s length acquisition of control of the Company took place on September 30, 2019, the amount required to be paid to the Chairman & CEO, based on a market price of C$99.50 per Subordinate Voting Share, would be US$295,872.

17.       REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregated Revenue

Colliers has disaggregated its revenue from contracts with customers by type of service and region as presented in the following table.

OPERATING SEGMENT REVENUES

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended September 30

2019
Lease brokerage	$159,543	$29,989	$29,184	$-	$38	$218,754
Sales brokerage	117,169	41,609	41,737	-	-	200,515
Property management	66,428	17,878	35,214	-	-	119,520
Valuation and advisory	43,879	24,626	17,352	-	-	85,857
Project management	32,621	23,820	7,248	-	-	63,689
IM - Advisory	-	-	-	38,174	-	38,174
IM - Incentive Fees	-	-	-	530	-	530
IM - Transaction and Other	-	-	-	1,169	-	1,169
Other	4,618	897	2,777	-	383	8,675
Total Revenue	$424,258	$138,819	$133,512	$39,873	$421	$736,883

2018
Lease brokerage	$161,950	$37,649	$29,695	$-	$-	$229,294
Sales brokerage	115,120	37,559	43,246	-	-	195,925
Property management	58,043	18,786	33,908	-	-	110,737
Valuation and advisory	37,729	25,570	15,025	-	-	78,324
Project management	27,341	22,060	7,701	-	-	57,102
IM - Advisory	-	-	-	29,429	-	29,429
IM - Incentive Fees	-	-	-	2,114	-	2,114
IM - Transaction and Other	-	-	-	286	-	286
Other	4,424	4,715	2,943	-	428	12,510
Total Revenue	$404,607	$146,339	$132,518	$31,829	$428	$715,721

Nine months ended September 30

2019
Lease brokerage	$487,582	$87,651	$78,391	$-	$288	$653,912
Sales brokerage	298,876	113,300	103,807	-	-	515,983
Property management	195,701	56,458	105,150	-	-	357,309
Valuation and advisory	116,939	68,714	47,393	-	-	233,046
Project management	91,978	81,825	28,353	-	-	202,156
IM - Advisory	-	-	-	111,488	-	111,488
IM - Incentive Fees	-	-	-	16,038	-	16,038
IM - Transaction and Other	-	-	-	2,339	-	2,339
Other	13,396	2,929	7,832	-	1,095	25,252
Total Revenue	$1,204,472	$410,877	$370,926	$129,865	$1,383	$2,117,523

2018
Lease brokerage	$443,398	$95,130	$80,164	$-	$-	$618,692
Sales brokerage	308,705	100,367	114,800	-	-	523,872
Property management	168,274	65,051	99,723	-	-	333,048
Valuation and advisory	107,258	70,974	42,862	-	-	221,094
Project management	80,460	67,508	22,997	-	-	170,965
IM - Advisory	-	-	-	34,695	-	34,695
IM - Incentive Fees	-	-	-	2,114	-	2,114
IM - Transaction and Other	-	-	-	289	-	289
Other	13,621	7,322	8,603	-	1,229	30,775
Total Revenue	$1,121,716	$406,352	$369,149	$37,098	$1,229	$1,935,544

Contract balances

As at September 30, 2019, the Company had contract assets totaling $36,136 of which $29,931 was current (as at December 31, 2018 - $111,432 of which $99,468 was current). During the nine months ended September 30, 2019, approximately 84% of the current contract assets were moved to accounts receivable or sold under the AR Facility (note 10).

As at September 30, 2019, the Company had contract liabilities (all current) totaling $26,252 (As at December 31, 2018 - $28,773). Revenue recognized for the three months ended September 30, 2019 totaled $59 (2018 - $1,318) and the nine months ended September 30, 2019 totaled $25,555 (2018 - $14,523) that was included in the contract liability balance at the beginning of the year.

Certain constrained brokerage fees, outsourcing and advisory fees and investment management fees may arise from services that began in a prior reporting period. Consequently, a portion of the fees the Company recognizes in the current period may be partially related to the services performed in prior periods. In particular, generally less than 5% of brokerage revenue recognized in a period had previously been constrained and substantially all investment management incentive fees, including carried interest, recognized in the period were previously constrained.

18.       SEGMENTED INFORMATION – Colliers has identified four reportable operating segments. Three segments are grouped geographically into Americas, Asia Pacific and EMEA. The Investment Management segment includes Harrison Street Real Estate Capital, LLC (“Harrison Street”) and the Company’s pre-existing European investment management business which was reported in EMEA prior to the acquisition of Harrison Street in July 2018. The groupings are based on the manner in which the segments are managed. Management assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Corporate includes the costs of global administrative functions and the corporate head office.

OPERATING SEGMENTS

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended September 30

2019
Revenues	$424,258	$138,819	$133,512	$39,873	$421	$736,883
Depreciation and amortization	8,496	5,595	1,316	6,623	805	22,835
Operating earnings (loss)	26,490	5,132	17,241	9,295	(9,982)	48,176

2018
Revenues	$404,607	$146,339	$132,518	$31,829	$428	$715,721
Depreciation and amortization	7,893	5,855	1,482	7,158	773	23,161
Operating earnings (loss)	24,396	9,364	16,201	2,422	(10,427)	41,956

	Americas	EMEA	Asia Pacific	Investment Management	Corporate	Consolidated

Nine months ended September 30

2019
Revenues	$1,204,472	$410,877	$370,926	$129,865	$1,383	$2,117,523
Depreciation and amortization	25,776	16,936	4,210	19,862	2,497	69,281
Operating earnings (loss)	68,278	5,828	38,996	25,181	(19,512)	118,771

2018
Revenues	$1,121,716	$406,352	$369,149	$37,098	$1,229	$1,935,544
Depreciation and amortization	22,714	18,557	4,732	7,179	2,121	55,303
Operating earnings (loss)	71,203	14,945	39,046	1,220	(23,143)	103,271

GEOGRAPHIC INFORMATION

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018
United States
Revenues	$353,918	$331,326	$1,029,495	$864,008
Total long-lived assets
Long-lived assets excluding operating lease
right-of-use assets			943,905	941,459
Operating lease right-of-use assets			124,336	-

Canada
Revenues	$91,345	$88,171	$251,411	$247,530
Total long-lived assets
Long-lived assets excluding operating lease
right-of-use assets			65,842	66,878
Operating lease right-of-use assets			22,740	-

Euro currency countries
Revenues	$70,938	$80,685	$225,952	$231,170
Total long-lived assets				-
Long-lived assets excluding operating lease
right-of-use assets			247,482	272,297
Operating lease right-of-use assets			36,660	-

Australia
Revenues	$58,420	$61,581	$156,743	$167,092
Total long-lived assets
Long-lived assets excluding operating lease
right-of-use assets			45,074	46,448
Operating lease right-of-use assets			33,949	-

United Kingdom
Revenues	$41,615	$44,895	$112,500	$118,848
Total long-lived assets
Long-lived assets excluding operating lease
right-of-use assets			65,901	70,781
Operating lease right-of-use assets			15,213	-

Other
Revenues	$120,647	$109,063	$341,422	$306,896
Total long-lived assets
Long-lived assets excluding operating lease
right-of-use assets			84,525	89,427
Operating lease right-of-use assets			28,379	-

Consolidated
Revenues	$736,883	$715,721	$2,117,523	$1,935,544
Total long-lived assets			-	-
Long-lived assets excluding operating lease
right-of-use assets			1,452,729	1,487,290
Operating lease right-of-use assets			261,277	-

19.       SUBSEQUENT EVENT – On October 15, 2019, the Company completed the acquisition of a majority equity interest in Synergy Property Development Services Private Limited (“Synergy”), a project management firm operating in India. Synergy will be merged with Colliers’ existing operations in India. Total initial cash consideration was $55,637. This acquisition will be accounted for using the acquisition method of accounting for business combinations.

COLLIERS INTERNATIONAL GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE nine MONTH PERIOD ENDED September 30, 2019

(in US dollars)

November 1, 2019

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of Colliers International Group Inc. (the “Company” or “Colliers”) for the three and nine month periods ended September 30, 2019 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2018. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and nine month periods ended September 30, 2019 up to and including November 1, 2019.

Additional information about the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A includes references to “adjusted EBITDA” and “adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures”.

Consolidated review

Consolidated revenue growth for our third quarter ended September 30, 2019 was 3% relative to the same quarter in the prior year (5% measured in local currency), from a combination of business acquisitions and internally generated growth. Diluted net earnings per common share were $0.74 versus $0.41 in the prior year quarter with the increase impacted by a reduction in non-controlling interest redemption increment stemming from translation of Euro-denominated non-controlling interests. Adjusted earnings per share, which excludes the non-controlling interest redemption increment and amortization of intangible assets (among other items - see “Reconciliation of non-GAAP measures” below) for the third quarter was $1.04, up 13% from $0.92 in the prior year quarter. Adjusted earnings per share and GAAP net earnings per share for the quarter ended September 30, 2019 would have been approximately $0.03 higher excluding the impact of changes in foreign exchange rates.

During the first nine months of 2019, we acquired a majority interest in a commercial real estate services firm operating in central and southeast Virginia and completed acquisitions of Colliers International affiliates in Charlotte, North Carolina and Sweden. The total initial cash consideration for these acquisitions, net of cash acquired, was $23.7 million.

Subsequent to the end of the third quarter, on October 15, 2019, we completed the acquisition of a majority interest in Synergy Property Development Services, a project management firm in India, for an initial cash consideration of $55.6 million.

For both the three and nine month periods ended September 30, 2019, revenue growth was led by Investment Management as well as Outsourcing & Advisory in all three geographic regions.

	Three months ended				Nine months ended
(in thousands of US$)	September 30		Growth	Growth	September 30		Growth	Growth
(LC = local currency)	2019	2018	in US$ %	in LC %	2019	2018	in US$ %	in LC %

Outsourcing & Advisory	$277,741	$258,673	7%	10%	$817,763	$755,882	8%	12%
Lease Brokerage	218,754	229,294	-5%	-3%	653,912	618,692	6%	8%
Sales Brokerage	200,515	195,925	2%	4%	515,983	523,872	-2%	1%
Investment Management	39,873	31,829	25%	26%	129,865	37,098	NM	NM

Total revenues	$736,883	$715,721	3%	5%	$2,117,523	$1,935,544	9%	12%

Results of operations - three months ended September 30, 2019

Revenues for our third quarter were $736.9 million, 3% higher than the comparable prior year quarter (5% measured in local currency). Acquisitions contributed 3% to local currency revenue growth while internally generated revenues were up 2%, led by Outsourcing & Advisory as well as Investment Management, partially offset by modest declines in Lease Brokerage against a strong prior year quarter.

Operating earnings for the third quarter were $48.2 million, versus $42.0 million in the prior year period. The operating earnings margin was 6.5% versus 5.9% in the prior year quarter driven by higher contribution from Investment Management, service mix and lower discretionary expenses. Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the third quarter was $84.3 million, up 16% versus $72.7 million reported in the prior year quarter. Our adjusted EBITDA margin improved to 11.4% of revenues, compared to 10.2% in the prior year quarter.

Depreciation expense was $8.0 million, in-line with $7.9 million recorded in the prior year quarter.

Amortization expense was $14.9 million, versus $15.3 million recorded in the prior year quarter.

Net interest expense was $7.3 million, versus $6.9 million recorded in the prior year quarter, attributable to increased borrowings over the past year to fund business acquisitions and an increase in the applicable margin over floating reference rates due to greater financial leverage. The average interest rate on debt during the quarter was 3.8%, relative to 3.2% in the prior year quarter.

The consolidated income tax expense for the quarter was $12.9 million, relative to $10.3 million the prior year quarter, reflecting effective tax rates of 31% and 29%, respectively impacted by the earnings mix, with an increase in earnings before income tax in certain higher tax rate jurisdictions. The effective tax rate for the full year is expected to be approximately 28% to 30%.

Net earnings for the quarter were $28.7 million, versus $25.4 million in the prior year quarter.

The Americas region’s revenues totaled $424.3 million for the third quarter compared to $404.6 million in the prior year quarter, up 5% (5% in local currency). Local currency revenue growth was 5%, all from acquisitions, with 8% internal growth in Outsourcing & Advisory offset by a decline in Lease Brokerage. In the comparative prior year quarter, internal revenue growth was a very strong 9% balanced among all service lines. Adjusted EBITDA was $38.8 million, versus $33.3 million in the prior year quarter, with margins higher due to service mix and lower discretionary expenses. GAAP operating earnings were $26.5 million, versus $24.4 million in the prior year period.

EMEA region revenues totaled $138.8 million for the third quarter compared to $146.3 million in the prior year quarter, down 5% (-1% in local currency). Local currency revenue growth was comprised of an internal decline of 3% offset by 2% growth from acquisitions. Internal revenues were impacted by a decline in Lease Brokerage for the quarter mostly due to timing, with a significant number of transactions expected to be recorded in the fourth quarter. Foreign exchange headwinds negatively impacted revenue growth by 4%. Adjusted EBITDA was $12.6 million, versus $17.3 million in the prior year quarter, with the decline attributable to lower revenues and service mix. GAAP operating earnings were $5.1 million, versus $9.4 million in the prior year quarter.

Asia Pacific region revenues totaled $133.5 million for the third quarter compared to $132.5 million in the prior year quarter, up 1% (5% in local currency). Local currency internal revenue growth was 4%, led by Outsourcing & Advisory, with 1% growth from acquisitions. Foreign exchange headwinds impacted revenue growth by 4%. Adjusted EBITDA was $18.6 million, relative to $17.8 million in the prior year quarter. GAAP operating earnings were $17.2 million, versus $16.2 million in the prior year quarter.

Investment Management revenues for the third quarter were $39.9 million compared to $31.8 million in the prior year quarter, up 25%. Local currency revenue growth of 26% was all internally generated and reflected incremental management fees from new capital commitments completed year to date. Pass-through revenue from historical carried interest represented $0.5 million for the third quarter versus $2.1 million in the prior year quarter. Adjusted EBITDA was $15.9 million relative to $9.6 million in the prior year quarter. Operating earnings, which are impacted by acquisition-related intangible asset amortization, were $9.3 million in the quarter, versus $2.4 million in the prior year quarter. Assets under management stood at $30.6 billion as of September 30, 2019, up 18% from $25.9 billion in the third quarter of 2018.

The global corporate segment GAAP operating loss for the third quarter was $10.0 million, relative to $10.4 million in the prior period. Unallocated global corporate costs as reported in adjusted EBITDA were $1.7 million in the third quarter, relative to $5.3 million in the prior year period.

Results of operations - nine months ended September 30, 2019

Revenues for the nine months ended September 30, 2019 were $2.12 billion, 9% higher than the comparable prior year period (12% measured in local currency). Acquisitions contributed 8% to local currency revenue growth and internally generated revenues were up 4%.

Operating earnings for the nine month period were $118.8 million, relative to $103.3 million in the prior year period. Our operating earnings margin for the nine months ended September 30, 2019 was 5.6% versus 5.3% in the period year period. Year to date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $215.2 million, up 21% versus $178.2 million reported in the prior year period. Our Adjusted EBITDA margin was 10.2% of revenues versus 9.2% of revenues in the prior year period, primarily due to the impact of higher margin Investment Management revenues attributable to the acquisition of Harrison Street Real Estate Capital, LLC (“Harrison Street”), completed in July 2018.

We recorded depreciation expense of $24.5 million for the nine month period relative to $22.7 million for the comparable prior year period. The increase was attributable to increased investments in office leaseholds and the impact of business acquisitions in the past year.

We recorded amortization expense of $44.8 million for the nine month period relative to $32.6 million for the prior year period, with the increase primarily attributable to the acquisition of Harrison Street.

Net interest expense for the nine month period was $22.8 million, up from $13.8 million recorded in the prior year period. The increase reflects incremental borrowings over the past year to fund business acquisitions and an increase in the applicable margin over floating reference rates due to greater financial leverage. The average interest rate on debt during the period was 3.8%, versus 3.3% in the prior year period.

Consolidated income tax expense for the nine month period was $27.3 million, relative to $27.8 million in the prior year period, reflecting effective tax rates of 28% and 31%, respectively attributable to higher earnings before income taxes from lower tax jurisdictions.

Net earnings for the nine month period were $69.7 million, versus $62.7 million in the prior year period.

The Americas region’s revenues totaled $1.20 billion for the nine months ended September 30, 2019 compared to $1.12 billion in the prior year period, up 7% (8% in local currency). Local currency revenue growth was comprised of 6% growth from acquisitions and 2% internal growth. Internal growth was driven by strength in our Outsourcing & Advisory and Lease Brokerage service lines in both the US and Canada. Adjusted EBITDA was $101.2 million versus $95.9 million reported in the prior year period, with the increase driven by a favourable service mix and benefits from incremental investments in talent acquisition completed earlier this year. GAAP operating earnings were $68.3 million, versus $71.2 million in the prior year period, primarily due to higher amortization of intangible assets related to recent acquisitions and other acquisition-related costs.

EMEA region revenues totaled $410.9 million for the nine months ended September 30, 2019 compared to $406.4 million in the prior year period, up 1% (up 7% in local currency). Local currency revenue growth was comprised of 5% internal growth and 2% growth from recent acquisitions. Internal revenue growth was driven by an increase in Outsourcing & Advisory services, especially project management. Foreign exchange headwinds impacted revenue growth by 6%. Adjusted EBITDA was $29.2 million versus $39.5 million in the prior year period due to revenue mix and ongoing planned investments in talent acquisition in major markets. GAAP operating earnings were $5.8 million, versus $14.9 million in the prior year period.

Asia Pacific region revenues totaled $370.9 million for the nine months ended September 30, 2019 compared to $369.1 million in the prior year period, up nearly 1% (6% in local currency). Local currency revenue growth was comprised of 5% internal growth, driven by Outsourcing & Advisory services, and 1% growth from recent acquisitions. Foreign exchange headwinds impacted revenue growth by 5%. Adjusted EBITDA was $43.7 million versus $44.4 million in the prior year period. GAAP operating earnings were $39.0 million, flat versus $39.0 million in the prior year period.

Investment Management revenues for the nine months ended September 30, 2019 were $129.9 million compared to $37.1 million in the prior year period. The growth reflects the year to date impact of the Harrison Street acquisition. Internal revenue growth of 24%, reflected incremental management fees from new capital commitments completed year to date. Pass-through revenue from historical carried interest represented $16.0 million for the nine months ended September 30, 2019 versus $2.1 million in the prior year period. Adjusted EBITDA was $45.4 million relative to $8.4 million in the prior year period. Operating earnings, which are impacted by acquisition-related intangible asset amortization, were $25.2 million in the quarter, versus $1.2 million in the prior year period.

The global corporate segment GAAP operating loss was $19.5 million, relative to $23.1 million in the prior period. Unallocated global corporate costs as presented in adjusted EBITDA were $4.3 million, relative to $10.0 million in the comparable prior year period.

Summary of quarterly results (unaudited)

The following table sets forth our unaudited quarterly consolidated results of operations data. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2019
Revenues	$635,123	$745,517	$736,883
Operating earnings	13,398	57,198	48,176
Net earnings	5,463	35,575	28,673
Diluted net earnings per common share	0.04	0.60	0.74

YEAR ENDED DECEMBER 31, 2018
Revenues	$552,473	$667,350	$715,721	$889,883
Operating earnings	15,745	45,569	41,956	98,128
Net earnings	8,541	28,804	25,384	65,847
Diluted net earnings per common share	0.13	0.60	0.41	1.33

YEAR ENDED DECEMBER 31, 2017
Revenues	$466,263	$586,233	$618,798	$763,905
Operating earnings	12,840	41,229	34,458	78,849
Net earnings	6,800	25,958	20,362	40,955
Diluted net earnings (loss) per common share	0.04	0.29	0.16	0.82

OTHER DATA (see "Reconciliation of non-GAAP measures")
Adjusted EBITDA - 2019	$43,571	$87,323	$84,262
Adjusted EBITDA - 2018	36,140	69,427	72,665	$133,203
Adjusted EBITDA - 2017	31,252	60,258	55,281	96,033
Adjusted EPS - 2019	0.51	1.10	1.04
Adjusted EPS - 2018	0.45	0.95	0.92	1.77
Adjusted EPS - 2017	0.36	0.77	0.66	1.36

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February primarily as a result of the timing of closings on sales brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These sales brokerage operations comprise approximately 25% of our annual consolidated revenues. Variations can also be caused by business acquisitions or dispositions which alter the consolidated service mix.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2019	2018	2019	2018

Net earnings	$28,673	$25,384	$69,711	$62,727
Income tax	12,868	10,257	27,270	27,832
Other income, net	(663)	(581)	(985)	(1,041)
Interest expense, net	7,298	6,896	22,775	13,753
Operating earnings	48,176	41,956	118,771	103,271
Depreciation and amortization	22,835	23,161	69,281	55,303
Acquisition-related items	8,867	6,271	18,765	14,265
Restructuring costs	2,826	-	3,141	416
Stock-based compensation expense	1,558	1,277	5,199	4,978
Adjusted EBITDA	$84,262	$72,665	$215,157	$178,233

Adjusted earnings per share is defined as diluted net earnings per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) restructuring costs and (v) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2019	2018	2019	2018

Net earnings	$28,673	$25,384	$69,711	$62,727
Non-controlling interest share of earnings	(6,069)	(4,073)	(13,900)	(8,290)
Amortization of intangible assets	14,878	15,255	44,835	32,624
Acquisition-related items	8,867	6,271	18,765	14,265
Restructuring costs	2,826	-	3,141	416
Stock-based compensation expense	1,558	1,277	5,199	4,978
Income tax on adjustments	(6,524)	(5,440)	(14,740)	(10,413)
Non-controlling interest on adjustments	(2,507)	(1,929)	(7,099)	(3,979)
Adjusted net earnings	$41,702	$36,745	$105,912	$92,328

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2019	2018	2019	2018

Diluted net earnings per common share	$0.74	$0.41	$1.37	$1.13
Non-controlling interest redemption increment	(0.18)	0.13	0.02	0.24
Amortization of intangible assets, net of tax	0.23	0.23	0.69	0.52
Acquisition-related items	0.16	0.12	0.38	0.30
Restructuring costs, net of tax	0.05	-	0.06	0.01
Stock-based compensation expense, net of tax	0.04	0.03	0.13	0.12
Adjusted earnings per share	$1.04	$0.92	$2.65	$2.32

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development properties of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

Liquidity and capital resources

The Company generated cash flow from operating activities of $123.2 million for the nine month period ended September 30, 2019 compared to $68.4 million in the prior year period. Adjusting for the cash proceeds generated from the structured accounts receivable facility (the “AR Facility”) as well as collections of the deferred purchase price related to AR Facility, net cash flow from operating activities for the nine month period ended September 30, 2019 was $20.7 million. The decrease in cash from operations is primarily attributable to timing of accounts payable, accrued expenses and accrued compensation. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the nine months ended September 30, 2019, capital expenditures were $31.3 million. Based on our current operations, capital expenditures for the year ending December 31, 2019 are expected to be $45 - $50 million.

Net indebtedness as at September 30, 2019 was $509.2 million, versus $545.1 million at December 31, 2018. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. The change in indebtedness was attributable to seasonal working capital usage, the purchase price for recent acquisitions and capital expenditures. We are in compliance with the covenants contained in our financing agreements as at September 30, 2019 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $616.9 million of available unused credit as of September 30, 2019.

On April 4, 2019, we extended the credit agreement for our Revolving Credit Facility of $1.0 billion with a new 5- year term maturing on April 30, 2024 (from April 30, 2023) and certain amendments were made to increase the flexibility of the Company’s debt capital structure.

On April 4, 2019, we amended our Euro-denominated 2.23% senior unsecured notes due 2028 (the “Senior Notes”) to make certain amendments to increase the flexibility of our debt capital structure. These amendments were similar to the amendments made to our Revolving Credit Facility, which ranks equal in seniority to the Senior Notes.

Net cash outflow from the AR Facility, related to the repurchase of selected US and Canadian trade accounts receivable (the “Receivables”), was $1.7 million during the quarter ended September 30, 2019. The AR Facility is recorded as a sale of accounts receivable, and accordingly sold Receivables are derecognized from the consolidated balance sheet.

On May 16, 2019, the Company’s Board of Directors declared a dividend of $0.05 per Common Share (being the Subordinate Voting Shares and Multiple Voting Shares) to shareholders of record on June 28, 2019. This dividend was paid on July 9, 2019.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $198.0 million as at September 30, 2019 (December 31, 2018 - $206.9 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The fair value of contingent consideration recorded on the consolidated balance sheet as at September 30, 2019 was $89.3 million (December 31, 2018 - $93.9 million). The contingent consideration is based on achieving specified earnings levels, and is paid or payable after the end of the contingency period, which extends to March 2023. We estimate that approximately 85% of the contingent consideration outstanding as of September 30, 2019 will ultimately be paid.

The following table summarizes our contractual obligations as at September 30, 2019:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$609,947	$5,924	$53	$375,794	$228,176
Interest on long-term debt	98,750	20,494	40,590	19,008	18,657
Finance lease obligations	921	583	337	1	-
Contingent acquisition consideration	89,310	23,930	61,444	3,936	-
Operating leases obligations	356,707	81,252	125,434	80,146	69,875
Purchase commitments	25,445	14,681	10,764	-	-
Co-investment Commitments	8,736	8,736	-	-	-

Total contractual obligations	$1,189,816	$155,600	$238,622	$478,885	$316,709

At September 30, 2019, we had commercial commitments totaling $7.2 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 33.3% or 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the shares, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with the shareholders’ agreements as of September 30, 2019, was $292.6 million (December 31, 2018 - $316.0 million).

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above) and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment. As at September 30, 2019, the RNCI recorded on the balance sheet was $323.4 million. The purchase prices of the RNCI may be satisfied in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed with cash on hand and borrowings under the Facility, the estimated accretion to diluted net earnings per share for the nine months ended September 30, 2019 would be $0.28 and the accretion to adjusted EPS would be $0.25.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition other than the payments which may be required to be made under the sale of control arrangement contained in the restated management services agreement with Colliers, Jayset Management CIG Inc. and Jay S. Hennick, a description of which is set out in Note 16 to the September 30, 2019 unaudited consolidated financial statements.

Critical accounting estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting estimates have been reviewed and discussed with our Audit & Risk Committee. There have been no material changes to our critical accounting estimates from those disclosed in our MD&A for the year ended December 31, 2018.

Quarterly income tax provision

Each quarter, we estimate our income tax on the interim consolidated financial statements using an estimate of the effective tax rate for the full year which is based on forecasted earnings by country, expected enacted statutory tax rates, and estimated tax adjustments. We evaluate our annual effective tax rate estimate on a quarterly basis to reflect changes in forecasted earnings, geographical mix of earnings, and legislative actions on statutory tax rates and other relevant matters effective in the quarter and which legislation is enacted.

The tax effect of discrete items occurring in the quarter also impacts our effective tax rate.

Impact of recently adopted accounting standards

On January 1, 2019, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standard Codification Topic 842, Leases (“ASC 842”). ASC 842 requires the recognition of operating lease right-of-use assets and lease liabilities for virtually all premises and equipment leases on the consolidated balance sheet, with no impact on earnings. The Company adopted ASC 842 effective January 1, 2019 without adjusting comparative periods and recorded a $261.3 million right-of-use asset and corresponding $294.6 million lease liability as of September 30, 2019. The recognition of the lease liability did not impact the Company’s financial covenants under our Revolving Credit Facility or Senior Notes, since the underlying debt agreements include provisions that nullify the impact of changes in accounting standards.

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) No. 2017-12 Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, with no material impact on its consolidated financial statements.

Impact of recently issued accounting standards, not yet adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses. This ASU creates a new framework to evaluate financial instruments, such as trade receivables, for expected credit losses. This new framework replaces the existing incurred loss approach and is expected to result in more timely recognition of credit losses. The standard is effective for annual and interim periods beginning after December 15, 2019. The Company is currently assessing the impact of this ASU on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard is effective for annual and interim periods beginning after December 15, 2019. The Company is currently assessing the impact of this ASU on its consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This ASU provides an option to reclassify stranded tax effects within accumulated other comprehensive income to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in (or portion thereof) is recorded. The standard is effective for annual and interim periods beginning after December 15, 2019. The Company is currently assessing the impact of this ASU on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40). This ASU aligns the capitalizing of implementation costs incurred in relation to a hosting arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. It also requires that these capitalized costs are to be expensed over the term of the hosting arrangement and to the same line as the hosting arrangement. The standard is effective for annual and interim periods beginning after December 15, 2019. The Company is currently assessing the impact of this ASU on its consolidated financial statements.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance with the rules of the CSA, our predecessor, FirstService Corporation (“Old FSV”), elected to report exclusively using US GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, we are permitted to continue preparing financial statements in accordance with US GAAP going forward.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. On April 11, 2017 we entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 1.897%. In December 2018, the Company entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 2.7205% plus the applicable margin. Hedge accounting is being applied to these interest rate swaps.

Transactions with related parties

As at September 30, 2019, the Company had $3.7 million of loans receivable from non-controlling shareholders (December 31, 2018 - $6.5 million). The majority of the loans receivable represent amounts assumed in connection with acquisitions and amounts issued to non-controlling interests to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 4.0%. These loans are due on demand or mature on various dates up to 2026, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 38,378,117 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,710,750 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On July 16, 2019, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 18, 2019 to July 17, 2020. The Company is entitled to repurchase up to 2,900,000 Subordinate Voting Shares on the open market pursuant to the NCIB. Any shares purchased under the NCIB will be cancelled.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and nine month periods ended September 30, 2019 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

Spin-off risk

On June 1, 2015, the predecessor to our Company, FirstService Corporation (“Old FSV”), completed a plan of arrangement (the “Spin-off”) which separated Old FSV into two independent publicly traded companies – Colliers International Group Inc., a global leader in commercial real estate services and new FirstService Corporation (“FirstService”), a North American leader in residential property management and related services. Under the Spinoff, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held.

Although the Spin-off is complete, the transaction exposes Colliers to certain ongoing risks. The Spin-off was structured to comply with all the requirements of the public company "butterfly rules" in the Income Tax Act (Canada). However, there are certain requirements of these rules that depend on events occurring after the Spin-off is completed or that may not be within the control of Colliers and/or FirstService. If these requirements are not met, Colliers could be exposed to significant tax liabilities which could have a material effect on the financial position of Colliers. In addition, Colliers has agreed to indemnify FirstService for certain liabilities and obligations related to its business at the time of the Spin-off. These indemnification obligations could be significant. These risks are more fully described in the Management Information Circular of Old FSV dated March 16, 2015 which is available under Colliers’ SEDAR profile at www.sedar.com.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Spin-off risk” and those set out in detail in the “Risk factors” section of the Company’s Annual Information Form:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Trends in pricing and risk assumption for commercial real estate services.
•	The effect of significant movements in average cap rates across different property types.
•	The impact of changes in the market value of assets under management on the performance of our Investment Management business.
•	A reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
•	Competition in the markets served by the Company.

•	Integration of the recently acquired Harrison Street operations and any further Investment Management acquisitions.
•	The ability to attract new clients and to retain major clients and renew related contracts.
•	The ability to retain and incentivize advisors.
•	Increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Euro, Canadian dollar, Australian dollar and UK pound sterling denominated revenues and expenses.
•	Our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The ability to execute on, and adapt to, information technology strategies and trends.
•	The ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability, elections, referenda, trade policy changes, immigration policy changes and any outbreak or escalation of hostilities or terrorism and the impact thereof on our business.
•	Changes in government laws and policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2018, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.